SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-3A-2


                 Statement by Holding Company Claiming Exemption

                  Under Rule U-3A-2 from the Provisions of the
                   Public Utility Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1


                            CONSOLIDATED EDISON, INC.


hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

Consolidated Edison, Inc. ("Claimant") is a corporation organized and existing under the laws of the State of New York. Claimant is a holding company, which acquires and hold securities of other corporations. Claimant's principal place of business is 4 Irving Place, New York, New York 10003. Claimant has the following subsidiaries:

A. Consolidated Edison Company of New York, Inc. ("Con Edison") is a public utility organized and existing as a corporation under the laws of the State of New York. Con Edison supplies electric service in all of New York City (except part of Queens) and most of Westchester County, New York, an approximately 660 square mile service area with a population of more than 8 million. It also supplies gas in Manhattan, The Bronx and parts of Queens and Westchester, and steam in part of Manhattan. All of Con Edison's Common Stock is held by Claimant. Con Edison's principal place of business is 4 Irving Place, New York, N.Y. 10003. Con Edison has the following subsidiaries:

     1. Davids Island Development Corp. ("DIDCO") is organized and existing as a corporation under the laws of the State of New York. It owns real property, acquired as a possible site for an electric generating plant, in Dutchess and Columbia Counties in New York State. It is in the process of disposing of the property. It is a wholly-owned subsidiary of Con Edison. Its principal place of business is 4 Irving Place, New York, N.Y. 10003.

     2. D.C.K. Management Corp. ("DCK") is a corporation organized and existing as a corporation under the laws of the State of New York. It owns real property in the City of New York. It is a wholly-owned subsidiary of Con Edison. Its principal place of business is 4 Irving Place New York, N.Y. 10003.

        3. Honeoye Storage Corporation ("Honeoye") a corporation organized and existing under the laws of the State of New York. It was incorporated to own and operate a gas storage facility in upstate New York. It is 28.81 percent owned by Con Edison.

        4. Steam House Leasing LLC ("SHL"), a Delaware Limited Liability Company, a wholly owned subsidiary of Con Edison that leases a steam generating plant that produces steam for Con Edison's steam distribution business. Its principal place of business is 4 Irving Place New York, N.Y. 10003.

B. Orange and Rockland Utilities, Inc. ("O&R") is a public utility organized and existing as a corporation under the laws of New York. O&R provides service to about 204,000 electric and 114,000 gas customers in New York in a service area covering all of Rockland County, most of Orange County, and part of Sullivan County. All of O&R's Common Stock is held by Claimant. O&R's principal place of business is One Blue Hill Plaza, Pearl River, N.Y. 10965. O&R has the following subsidiaries:

        1. Rockland Electric Company ("RECO") is a public utility organized and existing as a corporation under the laws of a New Jersey. RECO supplies electric service to about 69,000 customers in New Jersey in the northern parts of Bergen and Passaic Counties and small areas in northern Sussex County. All of RECO's Common Stock is held by O&R. RECO's principal place of business is 82 East Allendale Avenue, Saddle River, N. J. 07458. RECO has the following subsidiaries:

     a. Saddle River Holdings Corp. ("SRH"), a wholly-owned subsidiary of RECO, organized and existing as a corporation under the laws of Delaware. All of SRH's Common Stock is held by RECO. SRH's principal place of business is One Blue Hill Plaza, Pearl River, N.Y. 10965. SRH has the following subsidiaries:

     (i) NORSTAR Holdings, Inc. ("NHI"), a wholly-owned subsidiary of SRH, organized and existing as a corporation under the laws of Delaware. NHI's principal place of business is One Blue Hill Plaza, Pearl River, N.Y. 10965. NHI has the following subsidiaries:

     (A) NORSTAR Energy Limited Partnership ("NORSTAR") is an inactive gas marketing limited partnership organized and existing under the laws of Delaware in which NHI holds a 100% partnership interest. NORSTAR is the majority owner and NHI is the minority owner of NORSTAR Energy Pipeline Company, LLC
("Pipeline"), a Delaware limited liability company, which is inactive. The principal place of business of both NORSTAR and Pipeline are One Blue Hill Plaza, Pearl River, N.Y. 10965.

     (B) Millbrook Holdings, Inc. ("Millbrook") which Is organized and existing as a corporation under the laws of Delaware, holds a leasehold interest in non-utility real estate in Morris County, New Jersey. Millbrook's principal place of business is One Blue Hill Plaza, Pearl River, N.Y. 10965.

     b. Enserve Holdings, Inc. ("Enserve"), a wholly-owned subsidiary of RECO, organized and existing as a corporation under the laws of Delaware. All of Enserve's Common Stock is held by RECO. Enserve is currently inactive. Enserve's principal place of business is One Blue Hill Plaza, Pearl River, N.Y. 10965.

        2. Pike County Light & Power Company ("Pike"), a public utility organized and existing as a corporation under the laws of Pennsylvania. Pike supplies electricity to about 4,200 customers and gas to about 1,000 customers in the northeastern corner of Pike County, Pennsylvania. All of Pike's Common Stock is held by O&R. Pike's principal place of business is 219 1/2 Broad Street, Milford, Pennsylvania 18337.

        3. Clove Development Corporation ("Clove") is an inactive real estate sales company, organized and existing as a corporation under the laws of New
York. Clove no longer owns any real estate; its sole assets are cash and mortgage receivables. All of Clove's common stock is held by O&R. Clove's principal place of business is One Blue Hill Plaza, Pearl River, N.Y. 10965.

        4. O&R Development, Inc. ("ORDEVCO"), commercial real estate development company, organized and existing as a corporation under the laws of Delaware, whose principal asset is land located at the Interchange Commerce Center in Harriman, New York. All of ORDEVCO's common stock is held by O&R. ORDEVCO's principal place of business is One Blue Hill Plaza, Pearl River, N.Y. 10965.

     5. O&R Energy Development, Inc. ("ORED") is an inactive oil and gas development company, organized and existing as a corporation under the laws of Delaware. All of ORED's common stock is held by O&R. ORED's principal place of business is One Blue Hill Plaza, Pearl River, N.Y. 10965.

C. Consolidated Edison Solutions, Inc. ("CES") is organized and existing as a corporation under the laws of the State of New York. It is in the business of providing wholesale and retail energy and related services. It is a wholly-owned subsidiary of Claimant. Its principal place of business is 701 Westchester Avenue, Suite 301 West, White Plains, N.Y. 10604. CES has the following subsidiaries:

    1. CES has a 50% interest in Inventory Management & Distribution Company, Inc. ("IMD"), an energy marketing company, organized and existing as a corporation under the laws of Delaware. IMD's principal place of business is 5599 San Felipe, Suite 870, Houston, TX 77056.

    2. CES has a 14.4% interest in Remote Source Lighting International, Inc. ("RSLI"), a lighting technology company, organized and existing as a corporation under the laws of Delaware. RSLI's principal place of business is 120 Southcenter Court, Suite 200, Morrisville NC 27560.

D. Consolidated Edison Development, Inc. ("CEDI") is organized and existing as a corporation under the laws of New York. It is in the business of investing in foreign and domestic energy and other infrastructure projects. It is a wholly-owned subsidiary of Claimant. Its principal place of business is 111 Broadway, 16th Floor, New York, N.Y. 10006. CEDI has the following subsidiaries:

     1. Con Edison Development Guatemala, Ltd. ("CEDG") a corporation organized and existing under the laws of the Cayman Islands. It is in the business of investing in energy projects in Central America. It is a wholly-owned subsidiary of CEDI. Its principal place of business is c/o Maples and Calder, Attorneys-at-Law, Ugland House, South Church Street, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies. CEDG has the following subsidiary:

        a. Energy Finance Partners of Central America ("EPCA") is a limited partnership organized and existing under the laws of the Cayman Islands. It was organized to invest in an electric power project in Guatemala. CEDG owns an approximately 99.99% interest in EPCA. EPCA's principal place of business is c/o Maples and Calder, Attorneys-at-Law, Ugland House, South Church Street, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies. EPCA has the following subsidiary:

           (i) EPCA has a 49% interest in Generadora Electrica del Norte, S.R.L., ("Genor") a foreign utility company. See Item 4, below.

    2. Consolidated Edison Leasing, Inc. ("CEL"), a corporation organized and existing under the laws of Delaware. CEL is a wholly-owned subsidiary of CEDI which has an investment in a leveraged lease transaction. CEL's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

    3. Con Edison Leasing, LLC. ("CELLLC"), a limited liability company organized and existing under the laws of Delaware. CELLLC is a wholly-owned subsidiary of CEDI which has an investment in a leveraged lease transaction. CELLLC's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

     4. CED Ada, Inc. ("CEDA"), a corporation organized and existing under the laws of the state of Delaware. CEDA, a wholly-owned subisidiary of CEDI, was organized to invest in a power plant in Michigan. CEDA's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006. CEDA has the following subsidiary:

        a. CED/DELTA Ada, LLC. ("CDA"), a limited liability company organized and existing under the laws of Delaware. CEDA owns an approximate 96 percent interest in CDA. CDA's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006. CDA has the following subsidiary:

               (i) CDA owns a 49.5 percent  limited  partnership  interest and a
0.5 percent general partnership interest in Ada Cogeneration Limited Partnership ("ACLP") which owns a 30 megawatt gas-fired qualifying cogeneration facility under the Public Utility Regulatory Policy Act of 1977 in Ada, Michigan.

     5. Carson Acquisition, Inc. ("CAI"), a Corporation organized and existing under the laws of Delaware. CAI was organized to invest in a power plant in California. CAI's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006. CAI is currently inactive.

        6. CED/SCS Newington, LLC ("CED/SCS"), a Delaware limited liability company, approximately 95% of which is owned by CEDI. CED/SCS's principal  place  of  business  is  c/o  Consolidated  Edison  Development,  111
Broadway, 16th Floor, New York, New York 10006. CED/SCS has the following subsidiary:

               a. Newington Energy, LLC "(NELLC") a Delaware limited liability company wholly-owned by CED/SCS. NELLC is currently developing a 525 MW electric generating facility in Newington, New Hampshire, which will qualify as an exempt wholesale generator ("EWG"). See Item 4. NELLC's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006

        7. CED Generation Holding Company, LLC, a Delaware limited liability company ("CED Holding") wholly-owned by CEDI. CED Holding's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006. CED Holding has the following subsidiaries:

              a. CED Management Company, Inc., a Delaware corporation ("CED Management") wholly-owned by CED Holding. CED management owns 1% of CED Operating. CED Management's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

               b. CED Operating Company, L.P., a Delaware limited partnership ("CED Operating") in which CED Holding owns a 99% limited partners interest. CED Management owns a 1% limited partners interest in CED Operating and serves as its general partner. CED Operating provides operating and administrative services to Lakewood. CED Operating's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York,
New York 10006.

               c. CED-Lakewood, Inc., a New York corporation ("CEDL") wholly-owned by CED Holding, which in turn owns 100% of CED Generation Lakewood Company, a Delaware corporation ("CGLC"). CEDL and CGLC each owns a 1% general partners interest in Lakewood Cogen. CEDL and CGLC's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006 principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

               d. Lakewood Cogen, a Delaware limited partnership ("Lakewood") in which CED Holding has a 78% limited partner interest and CEDL and CGLC each owns a 1% general partner interest. Lakewood owns a 236 MW power plant located in Lakewood, New Jersey. Lakewood Cogen's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006. Lakewood is an EWG. See Item 4.

        8. Ocean Peaking Power Management, Inc. ("OPPM") and Ocean Peaking Power Investors, Inc. ("OPPI"), each of which is a corporation organized and existing under the laws of Delaware, wholly-owned by CEDI. OPPM owns a 1% general partner interest, and OPPI owns a 99% limited partner interest, in Ocean Peaking Power, L.P., a Delaware limited partnership ("OPPLP" and, together with OPPM and OPPI, "OP"). It is anticipated that OPPLP will be used in connection with the development of a 500 MW peaking power plant located on the site of the Lakewood generating plant. OP's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

        9.  Consolidated  Edison  Energy   Massachusetts,   Inc.  ("CEEMI"),   a
corporation   organized   and  existing   under  the  laws  of   Massachsetts,
wholly-owned by CEDI. CEEMI was established for the purpose of owning and operating 290 MW of generation facilities acquired from Western Massachusetts Electric Company. CEEMI's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006. CEEI is an EWG. See Item 4.

        10. CED-GTM 1, LLC ("CED/GTM"), a Delaware limited liability company, wholly-owned by CEDI. CED/GTM's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006. CED/GTM has the following subsidiary:

               a. GTM Energy LLC ("GTM Energy"), a Delaware limited liability company in which CED/GTM has an approximately one-half interest. GTM Energy was formed to pursue opportunities to develop electric generating facilities. GTM Energy is currently inactive. GTM Energy's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

        11. CEDST, LLC ("CEDST"), a Delaware limited liability company, wholly-owned by CEDI. CEDST principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006. CEDST has the following subsidiary:

               a. CED 42, LLC ("CED42"), a Delaware limited liability company, wholly-owned by CEDST. CED42 and CEDST were formed to invest in a low-income housing transaction, which will generate tax credits under Section 42 of the Internal Revenue Code of 1986, as amended. CED42's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006

        12. CED Rock Springs, Inc. ("CEDRS"), a corporation organized and existing under the laws of Delaware, wholly-owned by CEDI. CEDRS was formed to potentially construct a 165MW electric generating combustion turbine, which would be part of a larger electric generating facility to be located in Rock Springs, Maryland. CEDRS' principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

        13. Con Edison Development Guatemala Acquisition and Finance, Ltd. ("CEDGAF") a corporation organized under the laws of the Cayman Islands, wholly-owned by CEDI. CEDAF owns a .01% interest in EPCA. CEDGAF's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

        14. Con Edison El Salvador One, Ltd ("CEES"), a corporation organized under the laws of the Cayman Islands, wholly-owned by CEDI. CEES, which has no assets or operations, was organized in connection with a potential investment in El Salvador, which was never made. CEES' principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

E. Consolidated Edison Energy, Inc. ("CEEI"), a corporation organized and existing under the laws of the State of New York. CEEI markets specialized energy supply services to wholesale customers. CEEI is a wholly-owned subsidiary of Claimant. CEEI's principal place of business is 701 Westchester Avenue, Suite 201 West, White Plains, N.Y. 10604.

F. Consolidated Edison Communications, Inc. ("CECI"), a corporation organized and existing under the laws of the State of New York. CECI was incorporated in November 1997 to own, lease, operate or invest in facilities used for telecommunications or otherwise compete in the telecommunications industry. CECI is a wholly-owned subsidiary of Claimant. CECI's principal place of business is 132 W. 31 Street, New York, N.Y. 10001. CECI has the following subsidiary:

     1. CECI has an 11.6% interest in NEON Communications Inc., a corporation organized and existing under the laws of Delaware, which owns all the outstanding shares of capital stock of NEON Optica, Inc., a corporation organized and existing under the laws of Delaware, (together with Neon Communications, Inc., "NEON"). NEON operates a fiber optic network ("NEON"). NEON's principal place of business is 2200 West Park Drive, Westborough, Massachusetts 01581.

G. Consolidated Edison, Inc. (originally incorporated as CWB Holdings, Inc.), a corporation organized and existing under the laws of Delaware and wholly-owned by Claimant which owns a 99% interest in each of N Acquisition LLC and X Holding LLC, each of which is a limited liability company organized and existing under the laws of Massachusetts. N Acquisition LLC owns the remaining 1% interest in X Holding LLC and X Holding LLC owns the remaining 1% interest in N Acquisition LLC. These entities were established in connection with Claimant's October 1999 agreement to acquire Northeast Utilities and are collectively referred to herein as the "Merger Subs." The Merger Subs' principal place of business is c/o Consolidated Edison, Inc., 4 Irving Place, New York, N.Y. 10003.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

Claimant is organized and existing under the laws of New York and does not own any such utility properties. Claimant's subsidiary public utility companies are Con Edison, O&R, RECO and Pike. Con Edison and O&R are organized and existing under the laws of New York. RECO and Pike are organized and existing under the laws of New Jersey and Pennsylvania, respectively.

Con Edison owns approximately 1,500 MW of electric generating facilities, including its approximately 1,000 MW Indian Point 2 nuclear generating plant located in Westchester County, New York (the sale of which is pending) and steam-electric generating plants located in New York City, New York.

At December 31, 2000, Con Edison's transmission system had approximately 432 miles of overhead circuits operating at 138, 230, 345 and 500 kilovolts and approximately 381 miles of underground circuits operating at 138 and 345 kilovolts. There are approximately 267 miles of radial subtransmission circuits operating at 69 and 138 kilovolts. The company's 14 transmission substations, supplied by circuits operated at 69 kilovolts and above, have a total transformer capacity of approximately 15,731 megavolt amperes. The company's transmission facilities are located in New York City and Westchester, Orange, Rockland, Putnam and Dutchess counties in New York State.

Con Edison has transmission interconnections with Niagara Mohawk, Central Hudson Gas & Electric Corporation, O&R, New York State Electric and Gas Corporation, Connecticut Light and Power Company, Long Island Lighting Company, NYPA and Public Service Electric and Gas Company.

Con Edison owns various distribution substations and facilities located throughout New York City and Westchester County. At December 31, 2000, the company's distribution system had a transformer capacity of approximately 20,300 megavolt amperes, approximately 32,500 miles of overhead distribution lines and approximately 88,800 miles of underground distribution lines.

Natural gas is delivered by pipeline to Con Edison at various points in its service territory and is distributed to customers by the company through approximately 4,200 miles of mains and 368,000 service lines. The company owns a natural gas liquefaction facility and storage tank at its Astoria property in Queens, New York. The plant can store approximately 1,000 mdth of which a maximum of about 250 mdth can be withdrawn per day. The company has about 1,230 mdth of additional natural gas storage capacity at a field in upstate New York, owned and operated by Honeoye Storage Corporation, a corporation 28.8 percent owned by Con Edison.

O&R, RECO and Pike own, in whole or in part, transmission and distribution facilities which include 601 circuit miles of transmission lines, 74 substations, 88,892 in-service line transformers, 5,062 pole miles of overhead distribution lines and 2,519 miles of underground distribution lines. O&R and Pike own their gas distribution systems, which include 1,765 miles of mains.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

(a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                    Electric              Electric
                    (kwhrs)               (kwhrs)               Gas (Dth)
                     Retail               Wholesale             Retail

Claimant                None                None                  None
Con Edison        31,920,706,000        4,159,819,000          229,209,904
O&R                3,008,049,568            None                29,518,041*
RECO               1,381,821,231            None                    N/A
Pike                  59,703,583            None                   135,474
-------------
        * Does not include 1,029,214 Dth sold by O&R to Con Edison.

(b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                                  Electric (kwhrs)       Gas (Dth)

        Claimant                    None                  None
        Con Edison                  None                  None
        O&R                         None                  None
        RECO                        None                  N/A
        Pike                        None                  None

(c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                               Electric (kwhrs)           Gas (Dth)

        Claimant                    None                  None
        Con Edison                  100,900,000           23,067,713*
        O&R                         None**                3,636,782**
        RECO                        None                  N/A
        Pike                        None                  None
---------------
        * Includes gas sold to energy service companies at the pipeline metering facilities in New York. **Excludes energy purchased by O&R and sold to its subsidiaries RECO or Pike.

(d ) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                           Electric (kwhrs)             Gas (Dth)

        Claimant                    None                      None
        Con Edison                  996,952,000           157,800,083*
        O&R                         None                   24,900,704
        RECO                        1,556,646,718**           N/A
        Pike                           65,894,308**           141,642**
        ---------------
        * Includes gas purchased from energy service companies operating in New York pursuant to balancing obligations and gas purchased at the pipeline's metering facilities in New York. ** Purchased from O&R at state line

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

           Generadora Electrica del Norte, Limitada ("GENOR") is a foreign utility company, organized and existing as a Sociedad de Responsabilidad Limitada under the laws of Guatemala. GENOR owns and operates a 40 megawatt electric generating facility in the city of Puerto Barrios, Department of Izabel, Republic of Guatemala. Electric energy generated by the facility is sold to industrial and wholesale customers in Guatemala.

           Newington Energy, LLC, ("NELLC"), a Delaware limited liability company, which is currently developing a 525 MW electric generating facility in Newington, New Hampshire, which will qualify as an EWG. The company's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

           Consolidated Edison Energy Massachusetts, Inc. ("CEEMI"), a corporation organized and existing under the laws of Massachusetts, wholly-owned by CEDI. CEEMI was established for the purpose of owning and operating 290 MW of generation facilities acquired from Western Massachusetts Electric Company. CEEMI's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

           Lakewood Cogen, a Delaware limited partnership ("Lakewood") in which CED Holding has a 78% limited partner interest and CEDL and CGLC each owns a 1% general partner interest. Lakewood owns a 236 MW power plant located in Lakewood, New Jersey. Lakewood Cogen's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

(b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

           Claimant owns 100% of CEDI, which owns 100% of CEDG, which owns 97% of EPCA, which owns 49% of GENOR.

           Claimant owns 100% of CEDI, which owns 95% of CED/SCS, which owns 100% of NELLC.

           Claimant owns 100% of CEDI, which owns 100% of CEEMI.

           Claimant owns 100% of CEDI, which owns 100% of CED Holding, which owns 80% of Lakewood (78% directly and 2% indirectly through 100% ownership in CEDL and CGLC which own 1% each).

(c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

           At December 31, 2000, Claimant, directly or indirectly, had capital invested, including loans, in GENOR, NELLC, CEEMI and Lakewood of $11.8 million, $0, $ 55.1 million and $101.8 million, respectively. Claimant's investment in GENOR is in the form of an Aporaciones de Capital interest (similar to a limited liability company interest). Claimant's investment in NELLC is in the form of a limited liability company investment. Claimant's investment in CEMI is that of a stockholder. Claimant's investment in Lakewood is in the form of a limited partnership interest.

        Claimant has guaranteed the obligations of NELLC as lessee under a lease transaction for the construction and lease of a 525 mw power project in Newington, NH. The non-cancelable lease term is approximately 8 years - beginning at the date of construction completion, which is expected to be May 2002. There is no rental expense under this arrangement for the years 1998 through 2000. At the end of the lease term, NELLC has the option to renew the lease or purchase the project for the then outstanding amounts expected by the lessor for the Project. If NELLC chooses not to renew the lease or acquire the Project, then NELLC will guarantee a residual value of the Project for an amount not exceeding $239.7 million. Payments and performance obligations are fully and unconditionally guaranteed by claimant.

        CEDI issued standby/documentary letters of credit to support certain obligations relating to the operations of the Lakewood project. These letters of credit which are payable on demand, collateralize the company's obligations to third parties and are irrevocable and non-renewable. The outstanding letters of credit as of December 31, 2000 was $7,000.


(d) Capitalization and earnings, on a stand alone basis, of the EWG or foreign utility company during the reporting period.

           GENOR's capitalization was $46.1 million at September 30, 2000 and it had net loss of $0.1 million for the twelve months ended September 30, 2000. Claimant does not have more recent such information.

           NELLC's capitalization was $0.0 million at December 31, 2000 and it had net income of $0.0 for the year then ended.

           CEEMI's capitalization was $53.5 million at December 31, 2000 and it had net income of $2.3 million for the year then ended.

           Lakewood's capitalization was $281.5 million at December 31, 2000 and it had net income of $4.0 million for the year then ended



(e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

           CEEI (See Item I.E.) markets the electricity generated by CEMI and CEDI and certain other companies provide certain services to CEMI. The fees and revenues from such arrangements are not matured to claimant.


                                    EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

The consolidating financial statements are attached hereto as Exhibit A.

                                    EXHIBIT B

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

An organization chart is attached hereto as Exhibit B.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 16th day of March 2001.

                                                   CONSOLIDATED EDISON, INC.


                                             By:  /s/  Edward J. Rasmussen
                                                    Edward J. Rasmussen
                                                  Vice President and Controller



Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Archie M. Bankston
Secretary

Consolidated Edison, Inc.
4 Irving Place
 New York, N.Y. 10003

                                                                       Exhibit A

                           Consolidated Edison, Inc.
                         Consolidating Income Statement
                     For The Period Ended December 31, 2000

                                                   CEI              CECoNY                ORU    Communications         Development
                                       --------------------------------------------------------------------------------------------
Operating revenues
  Electric                             $            --   $6,467,074,480.85   $ 513,015,535.02   $            --   $              --
  Gas                                               --    1,081,534,217.28     183,435,706.60                --                  --
  Steam                                             --      452,134,518.46                 --                --                  --
  Non-utility                                       --                  --       4,521,254.28                --       96,870,011.23
-----------------------------------------------------------------------------------------------------------------------------------
      Total - Operating Revenues                    --    8,000,743,216.59     700,972,495.90                --       96,870,011.23
-----------------------------------------------------------------------------------------------------------------------------------
Operating expenses
  Purchased power                                   --    2,988,096,349.41     272,544,025.78                --                  --
  Fuel                                              --      322,063,321.02          39,123.20                --       28,712,858.87
  Gas purchased for resale                          --      490,565,135.03     117,150,175.74                --                  --
  Other operations                                  --      947,545,191.54     118,096,786.18      8,127,438.21       13,295,711.59
  Maintenance                                       --      430,869,678.30      27,176,514.07                --                  --
  Depreciation & amortization            10,917,445.68      535,179,476.11      27,129,874.20         95,735.09        7,822,248.85
  Taxes, other than federal Income                  --    1,048,508,800.70      55,569,199.46        240,518.25          922,037.86
  State income tax                                  --       22,233,885.00       6,038,986.30       (838,000.00)       2,426,051.00
  Federal income tax                                --      111,081,000.00      15,565,648.00     (2,641,000.00)     (16,035,399.48)
  Federal Income tax deferred - net                 --      160,487,812.51       1,344,864.18                --       31,424,114.27
  Investment tax credit deferred - net              --       (7,955,000.00)       (123,334.00)               --                  --
-----------------------------------------------------------------------------------------------------------------------------------
      Total - Operating Expenses         10,917,445.68    7,048,675,649.62     640,531,863.11      4,984,691.55       68,567,622.96
-----------------------------------------------------------------------------------------------------------------------------------
         Operating Income               (10,917,445.68)     952,067,566.97      60,440,632.79     (4,984,691.55)      28,302,388.27
Other Income (Deductions)
  Investment income                         296,432.93        2,294,000.73       4,845,982.52         58,754.38           97,630.45
  AFDC-equity                                       --        1,086,342.71         212,346.93                --                  --
  Other income less income deductions   584,790,739.85        1,445,885.67         757,214.08         21,204.50          630,630.22
  State income tax                        4,440,000.00          864,500.00                 --                --                  --
  Federal income tax                     12,088,000.00        1,267,000.00      (2,149,798.00)               --                  --
  Federal income tax - deferred                     --       (6,210,305.00)        321,111.00                --                  --
-----------------------------------------------------------------------------------------------------------------------------------
      Total Other Income                601,615,172.78          747,424.11       3,986,856.53         79,958.88          728,260.67
-----------------------------------------------------------------------------------------------------------------------------------
         Income Before Interest Charges 590,697,727.10      952,814,991.08      64,427,489.32     (4,904,732.67)      29,030,648.94
Interest Charges
  Interest on long term debt                        --      331,425,481.71      22,932,975.65                --        9,636,037.64
  Other Interest                          6,873,026.40       43,224,395.04       2,951,156.47                --                  --
  AFDC-borrowed                                     --       (5,549,703.56)       (526,069.85)               --                  --
-----------------------------------------------------------------------------------------------------------------------------------
      Net Interest Charges                6,873,026.40      369,100,173.19      25,358,062.27                --        9,636,037.64
-----------------------------------------------------------------------------------------------------------------------------------
Net Income                              583,824,700.70      583,714,817.89      39,069,427.05     (4,904,732.67)      19,394,611.30
  Preferred stock dividend requirements             --      (13,592,569.33)                --                --                  --
-----------------------------------------------------------------------------------------------------------------------------------
Net Income Applicable to Common Stock  $583,824,700.70   $  570,122,248.56   $  39,069,427.05   $ (4,904,732.67)  $   19,394,611.30
===================================================================================================================================

Earnings per share

Common  shares outstanding - average


                                                Energy           Solutions       Eliminations   Purch Acctg Adj.              Total
                                       --------------------------------------------------------------------------------------------
Operating revenues
  Electric                             $            --   $              --   $ (28,399,476.42)  $            --   $6,951,690,539.45
  Gas                                               --                  --      (3,000,042.22)               --    1,261,969,881.66
  Steam                                             --                  --                 --                --      452,134,518.46
  Non-utility                           122,415,805.68      569,932,914.87      (1,755,263.19)               --      791,984,722.87
-----------------------------------------------------------------------------------------------------------------------------------
      Total - Operating Revenues        122,415,805.68      569,932,914.87     (33,154,781.83)               --    9,457,779,662.44
-----------------------------------------------------------------------------------------------------------------------------------
Operating expenses
  Purchased power                       108,400,703.63      303,444,609.25     (24,218,894.17)               --    3,648,266,793.90
  Fuel                                              --                  --                 --                --      350,815,303.09
  Gas purchased for resale                          --      208,074,565.04      (7,180,624.47)               --      808,609,251.34
  Other operations                        8,611,685.11       53,921,525.62                 --                --    1,149,598,338.25
  Maintenance                                       --                  --                 --                --      458,046,192.37
  Depreciation & amortization               365,904.58        5,259,794.58                 --        (96,056.31)     586,674,422.78
  Taxes, other than federal Income          221,997.69       16,380,540.46                 --                --    1,121,843,094.42
  State income tax                          695,937.00       (1,616,146.33)                --                --       28,940,712.97
  Federal income tax                      1,858,402.50       (6,157,979.59)                --                --      103,670,671.43
  Federal Income tax deferred - net                 --                  --                 --                --      193,256,790.96
  Investment tax credit deferred - net              --                  --                 --                --       (8,078,334.00)
-----------------------------------------------------------------------------------------------------------------------------------
      Total - Operating Expenses        120,154,630.51      579,306,909.03     (31,399,518.64)       (96,056.31)   8,441,643,237.51
-----------------------------------------------------------------------------------------------------------------------------------
         Operating Income                 2,261,175.17       (9,373,994.16)     (1,755,263.19)        96,056.31    1,016,136,424.93
Other Income (Deductions)
  Investment income                         281,621.35          601,564.03                 --                --        8,475,986.39
  AFDC-equity                                       --                  --                 --                --        1,298,689.64
  Other income less income deductions       906,927.21       (1,415,662.76)   (618,711,291.24)    (1,085,622.75)     (32,659,975.22)
  State income tax                                  --                  --                 --                --        5,304,500.00
  Federal income tax                          1,595.02                  --                 --                --       11,206,797.02
  Federal income tax - deferred                     --                  --                 --                --       (5,889,194.00)
-----------------------------------------------------------------------------------------------------------------------------------
      Total Other Income                  1,190,143.58         (814,098.73)   (618,711,291.24)    (1,085,622.75)     (12,263,196.17)
-----------------------------------------------------------------------------------------------------------------------------------
         Income Before Interest Charges   3,451,318.75      (10,188,092.89)   (620,466,554.43)      (989,566.44)   1,003,873,228.76
Interest Charges
  Interest on long term debt                        --                  --                 --                --      363,994,495.00
  Other Interest                                    --                  --      (3,521,774.33)               --       49,526,803.58
  AFDC-borrowed                                     --                  --                 --                --       (6,075,773.41)
-----------------------------------------------------------------------------------------------------------------------------------
      Net Interest Charges                          --                  --      (3,521,774.33)               --      407,445,525.17
-----------------------------------------------------------------------------------------------------------------------------------
Net Income                                3,451,318.75      (10,188,092.89)   (616,944,780.10)      (989,566.44)     596,427,703.59
  Preferred stock dividend requirements             --                  --                 --                --      (13,592,569.33)
-----------------------------------------------------------------------------------------------------------------------------------
Net Income Applicable to Common Stock  $  3,451,318.75   $  (10,188,092.89)  $(616,944,780.10)  $   (989,566.44)  $  582,835,134.26
===================================================================================================================================

Earnings per share                                                                                                $            2.75

Common  shares outstanding - average                                                                                    212,186,412

                            Consolidated Edison, Inc.
                           Consolidating Balance Sheet
                                December 31, 2000

   LineNo                                                               CEI                CECoNY                ORU
                                                                        ---                ------                ---
                                     ASSETS
    A100       Utility Plant                                      $               -  $ 15,178,601,832.07    $1,058,346,375.91
    A150       Accumulated depreciation                                           -    (4,819,625,840.19)     (366,431,611.39)
             -------------------------------------------------------------------------------------------------------------------
                 Net utility plant                                                -    10,358,975,991.88       691,914,764.52
    A160       Construction Work in Progress                                      -       476,379,113.75        28,091,292.55
    A170       Nuclear fuel assemblies less amortization                          -       107,641,093.62                    -
             -------------------------------------------------------------------------------------------------------------------
             Net Utility Plant                                                    -    10,942,996,199.25       720,006,057.07
             -------------------------------------------------------------------------------------------------------------------
    A200       Cash                                                       (4,049.12)       62,704,171.05         4,962,231.31
    A210       Temporary cash investments                              5,534,881.46         7,568,864.96         3,520,669.08
    A220       Accounts receivable - customers                                    -       769,683,068.66        86,027,814.22
    A230       Allowance for uncollectible accounts                               -       (25,800,000.00)       (3,845,000.00)
    A240       Accounts receivable - other                             2,160,406.14       155,655,831.52        25,032,195.53
    A250       Materials and supplies - fuel                                      -        28,455,243.95           693,142.35
    A255       Materials and supplies - other                                     -       118,344,095.05         4,815,280.05
    A260       Natural gas in storage                                             -        64,144,248.42        15,874,023.63
    A270       Prepayments - taxes                                                -        81,633,583.16        23,189,005.37
    A271       Prepayments - other                                                -       416,249,539.45           658,320.94
    A280       Special deposits                                                   -        42,892,415.18             7,000.00
    A290       Other current and accrued assets                          100,275.50         8,083,879.20        49,759,256.16
             -------------------------------------------------------------------------------------------------------------------
             Total Current Assets                                      7,791,513.98     1,729,614,940.60       210,693,938.64
             -------------------------------------------------------------------------------------------------------------------
    A300       Non-utility property less accumulated depreciation                 -         4,087,010.54         3,248,699.41
    A310       Nuclear decommissioning trust fund                                 -       328,969,112.52                    -
    A350       Other Investments - other                           6,594,784,493.93        15,068,279.18             5,802.46
             -------------------------------------------------------------------------------------------------------------------
             Total Investments                                     6,594,784,493.93       348,124,402.24         3,254,501.87
             -------------------------------------------------------------------------------------------------------------------
    A400       Unamortized debt expense                                   (3,994.24)      131,885,651.10         9,785,251.13
    A405       Regulatory study costs                                             -         7,919,050.97                    -
    A410       Preliminary survey and investigation charges                       -           172,471.11           577,008.24
    A415       Clearing accounts                                                  -                    -                 0.00
    A420       Deferred charges                                                   -       744,359,821.74       178,162,970.73
    A490       Regulatory asset - future federal income taxes                     -       642,868,000.00        33,659,058.00
             -------------------------------------------------------------------------------------------------------------------
             TOTAL ASSETS                                         $6,602,572,013.67  $ 14,547,940,537.01    $1,156,138,785.68
             ===================================================================================================================

                                  LIABILITIES
                                  -----------
    L100     Common Equity
    L101       Common Stock Issued                                  $ 23,548,809.40     $ 588,720,235.00           $ 5,000.00
    L110       Other Paid-in Capital, Premium on Common Stock      1,444,849,541.34       879,678,115.74       194,498,789.81
    L115       Gain on Resale of Reacquired Capital Stock                         -        13,943,328.01                    -
    L130       Capital Stock Expense - Common Stock                  (31,755,003.79)      (31,755,003.79)                   -
    L135       Capital Stock Expense - Preferred Stock                            -        (4,061,659.62)                   -
    L140       Treasury Stock                                        (50,826,833.23)     (962,092,491.50)                   -
    L150       Retained Earnings                                   5,044,625,040.02     3,995,825,528.71       139,610,160.63
    L152       Accumulated other comprehensive income                 (2,147,198.74)         (673,238.80)       (1,473,959.94)
             -------------------------------------------------------------------------------------------------------------------
               Total Common Equity                                 6,428,294,355.00     4,479,584,813.75       332,639,990.50
    L160     Preferred Stock                                                      -       249,612,527.00                    -
             -------------------------------------------------------------------------------------------------------------------
               Total Capital Stock and Retained Earnings           6,428,294,355.00     4,729,197,340.75       332,639,990.50
             -------------------------------------------------------------------------------------------------------------------
    L170     Long-Term Debt                                                       -     4,942,610,000.00       337,204,797.89
    L190     Unamortized Premium (Discount)                                       -       (27,502,034.05)       (1,548,602.94)
             -------------------------------------------------------------------------------------------------------------------
               Total Long-Term Debt                                               -     4,915,107,965.95       335,656,194.95
             -------------------------------------------------------------------------------------------------------------------
             Total Capitalization                                  6,428,294,355.00     9,644,305,306.70       668,296,185.45
             -------------------------------------------------------------------------------------------------------------------
    L200     Noncurrent Liabilities
    L205       Obligations Under Capital Leases                                   -        31,432,000.00                    -
    L210       Accumulated Provision for Injuries & Damages                       -       148,047,144.09        12,623,955.52
    L211       Provision for Rate Refunds                                         -                    -        14,350,516.16
    L212       Minority interest in consolidated subsidiaries                     -                    -                    -
    L215       Pension and Benefits Reserve                                       -       105,123,966.00        76,221,641.35
    L220       Uranium Decommissioning Fund                                       -        14,822,219.20                    -
    L290       Other                                                              -                    -                    -
             -------------------------------------------------------------------------------------------------------------------
             Total Noncurrent Liabilities                                         -       299,425,329.29       103,196,113.03
             -------------------------------------------------------------------------------------------------------------------
    L300     Current Liabilities
    L301       Long-Term Debt Due Within One Year                                 -       300,000,000.00                    -
    L302       Notes Payable                                          74,253,525.58       139,968,762.22        40,820,000.00
    L315       Accounts Payable                                      103,680,219.94       879,601,977.29        85,313,832.11
    L330       Customer Deposits                                                  -       195,761,930.06         7,125,727.12
    L340       Accrued Income Taxes                                    2,030,992.00        30,937,645.77           295,093.94
    L345       Other Accrued Taxes                                       677,088.17        18,570,341.69         4,567,576.87
    L350       Interest Accrued                                                   -        78,230,022.35         7,087,054.38
    L355       Dividends Declared  (1)                                    (7,845.82)        3,398,142.11                    -
    L360       Matured Long-Term Debt and Interest                                -           342,313.56                    -
    L370       Miscellaneous Current and Accrued Liabilities           6,973,787.29       304,844,957.51        60,608,814.48
             -------------------------------------------------------------------------------------------------------------------
             Total Current Liabilities                               187,607,767.16     1,951,656,092.56       205,818,098.90
             -------------------------------------------------------------------------------------------------------------------
    L405     Accumulated Deferred Federal Income Tax                 (13,332,000.00)    1,492,104,791.80        86,838,394.14
    L410     Deferred Tax Liability - Future Federal Income Taxes                 -       642,868,000.00        33,659,058.00
             -------------------------------------------------------------------------------------------------------------------
               Total Accumulated Deferred Federal Income Tax         (13,332,000.00)    2,134,972,791.80       120,497,452.14
    L420     Accumulated Deferred Investment Tax Credits                          -       124,532,000.00         6,897,189.00
    L425     Other Deferred Credits                                        1,891.51       393,049,016.66        51,433,747.16
--------------------------------------------------------------------------------------------------------------------------------
             Total Future FIT & Other Deferred Credits               (13,330,108.49)    2,652,553,808.46       178,828,388.30
--------------------------------------------------------------------------------------------------------------------------------
             TOTAL LIABILITIES                                    $6,602,572,013.67  $ 14,547,940,537.01    $1,156,138,785.68
             ===================================================================================================================

             Asset vs. Liability Variation                                     0.00                 0.00                 0.00

   LineNo                                                        Communications        Development             Energy
                                                                 --------------        -----------             ------
                                     ASSETS
    A100       Utility Plant                                       $             -     $ 279,059,815.31       $            -
    A150       Accumulated depreciation                                          -       (48,643,353.46)                   -
             -----------------------------------------------------------------------------------------------------------------
                 Net utility plant                                               -       230,416,461.85                    -
    A160       Construction Work in Progress                                     -                    -                    -
    A170       Nuclear fuel assemblies less amortization                         -                    -                    -
             -----------------------------------------------------------------------------------------------------------------
             Net Utility Plant                                                   -       230,416,461.85                    -
             -----------------------------------------------------------------------------------------------------------------
    A200       Cash                                                              -                    -                    -
    A210       Temporary cash investments                               186,119.58         6,048,017.48         2,910,532.33
    A220       Accounts receivable - customers                                   -                    -                    -
    A230       Allowance for uncollectible accounts                              -                    -          (127,151.69)
    A240       Accounts receivable - other                                   (0.00)       42,456,089.35        68,330,396.16
    A250       Materials and supplies - fuel                                     -                    -                    -
    A255       Materials and supplies - other                                    -         5,625,872.14         2,576,859.95
    A260       Natural gas in storage                                            -                    -                    -
    A270       Prepayments - taxes                                               -                    -                    -
    A271       Prepayments - other                                      332,248.15         1,690,850.34           136,860.66
    A280       Special deposits                                                  -        16,392,023.00            21,385.30
    A290       Other current and accrued assets                          36,000.00        17,136,142.75                    -
             -----------------------------------------------------------------------------------------------------------------
             Total Current Assets                                       554,367.73        89,348,995.06        73,848,882.71
             -----------------------------------------------------------------------------------------------------------------
    A300       Non-utility property less accumulated depreciation    25,312,494.89           219,248.19         1,145,323.41
    A310       Nuclear decommissioning trust fund                                -                    -                    -
    A350       Other Investments - other                              5,889,750.00       171,570,872.75                    -
             -----------------------------------------------------------------------------------------------------------------
             Total Investments                                       31,202,244.89       171,790,120.94         1,145,323.41
             -----------------------------------------------------------------------------------------------------------------
    A400       Unamortized debt expense                                          -                    -                    -
    A405       Regulatory study costs                                            -                    -                    -
    A410       Preliminary survey and investigation charges                      -                    -                    -
    A415       Clearing accounts                                                 -                    -                    -
    A420       Deferred charges                                       6,479,687.33        72,078,900.76           353,998.48
    A490       Regulatory asset - future federal income taxes                    -                    -                    -
             -----------------------------------------------------------------------------------------------------------------
             TOTAL ASSETS                                          $ 38,236,299.95     $ 563,634,478.61      $ 75,348,204.60
             =================================================================================================================

                                  LIABILITIES
                                  -----------
    L100     Common Equity
    L101       Common Stock Issued                                         $ 10.00          $ 20,000.00              $ 10.00
    L110       Other Paid-in Capital, Premium on Common Stock        26,563,000.00       192,530,540.50        14,639,295.35
    L115       Gain on Resale of Reacquired Capital Stock                        -                    -                    -
    L130       Capital Stock Expense - Common Stock                              -                    -                    -
    L135       Capital Stock Expense - Preferred Stock                           -                    -                    -
    L140       Treasury Stock                                                    -                    -                    -
    L150       Retained Earnings                                     (5,343,550.67)      105,450,188.41         4,579,429.44
    L152       Accumulated other comprehensive income                            -                    -                    -
             -----------------------------------------------------------------------------------------------------------------
               Total Common Equity                                   21,219,459.33       298,000,728.91        19,218,734.79
    L160     Preferred Stock                                                     -                    -                    -
             -----------------------------------------------------------------------------------------------------------------
               Total Capital Stock and Retained Earnings             21,219,459.33       298,000,728.91        19,218,734.79
             -----------------------------------------------------------------------------------------------------------------
    L170     Long-Term Debt                                                      -       164,645,001.00                    -
    L190     Unamortized Premium (Discount)                                      -                    -                    -
             -----------------------------------------------------------------------------------------------------------------
               Total Long-Term Debt                                              -       164,645,001.00                    -
             -----------------------------------------------------------------------------------------------------------------
             Total Capitalization                                    21,219,459.33       462,645,729.91        19,218,734.79
             -----------------------------------------------------------------------------------------------------------------
    L200     Noncurrent Liabilities
    L205       Obligations Under Capital Leases                                  -                    -                    -
    L210       Accumulated Provision for Injuries & Damages                      -                    -                    -
    L211       Provision for Rate Refunds                                        -                    -                    -
    L212       Minority interest in consolidated subsidiaries                    -         8,416,232.46                    -
    L215       Pension and Benefits Reserve                                      -                    -                    -
    L220       Uranium Decommissioning Fund                                      -                    -                    -
    L290       Other                                                             -         2,867,743.73                    -
             -----------------------------------------------------------------------------------------------------------------
             Total Noncurrent Liabilities                                        -        11,283,976.19                    -
             -----------------------------------------------------------------------------------------------------------------
    L300     Current Liabilities
    L301       Long-Term Debt Due Within One Year                                -         9,590,000.00                    -
    L302       Notes Payable                                                     -                    -                    -
    L315       Accounts Payable                                       1,748,560.58         9,465,038.08        54,378,930.15
    L330       Customer Deposits                                                 -                    -                    -
    L340       Accrued Income Taxes                                    (194,456.00)        4,110,786.27         1,734,143.05
    L345       Other Accrued Taxes                                               -                    -                    -
    L350       Interest Accrued                                                  -                    -                    -
    L355       Dividends Declared  (1)                                           -                    -                    -
    L360       Matured Long-Term Debt and Interest                               -                    -                    -
    L370       Miscellaneous Current and Accrued Liabilities         15,462,736.04         6,601,569.80            16,396.61
             -----------------------------------------------------------------------------------------------------------------
             Total Current Liabilities                               17,016,840.62        29,767,394.15        56,129,469.81
             -----------------------------------------------------------------------------------------------------------------
    L405     Accumulated Deferred Federal Income Tax                             -        59,937,378.36                    -
    L410     Deferred Tax Liability - Future Federal Income Taxes                -                    -                    -
             -----------------------------------------------------------------------------------------------------------------
               Total Accumulated Deferred Federal Income Tax                     -        59,937,378.36                    -
    L420     Accumulated Deferred Investment Tax Credits                         -                    -                    -
    L425     Other Deferred Credits                                              -                    -                    -
------------------------------------------------------------------------------------------------------------------------------
             Total Future FIT & Other Deferred Credits                           -        59,937,378.36                    -
------------------------------------------------------------------------------------------------------------------------------
             TOTAL LIABILITIES                                     $ 38,236,299.95     $ 563,634,478.61      $ 75,348,204.60
             =================================================================================================================



   LineNo                                                            Solutions          Eliminations        Purchase Acctg
                                                                     ---------          ------------        --------------
                                     ASSETS
    A100       Utility Plant                                       $              -  $                 -      $             -
    A150       Accumulated depreciation                                           -                    -                    -
             -----------------------------------------------------------------------------------------------------------------
                 Net utility plant                                                -                    -                    -
    A160       Construction Work in Progress                                      -                    -                    -
    A170       Nuclear fuel assemblies less amortization                          -                    -                    -
             -----------------------------------------------------------------------------------------------------------------
             Net Utility Plant                                                    -                    -                    -
             -----------------------------------------------------------------------------------------------------------------
    A200       Cash                                                       50,000.00                    -                    -
    A210       Temporary cash investments                              1,346,070.64                    -                    -
    A220       Accounts receivable - customers                        88,483,465.19          (135,814.28)                   -
    A230       Allowance for uncollectible accounts                   (3,942,123.97)                   -                    -
    A240       Accounts receivable - other                            38,753,612.79      (180,627,964.91)                   -
    A250       Materials and supplies - fuel                                      -                    -                    -
    A255       Materials and supplies - other                                     -                    -                    -
    A260       Natural gas in storage                                  2,401,077.74                    -                    -
    A270       Prepayments - taxes                                                -                    -                    -
    A271       Prepayments - other                                       485,678.34                    -                    -
    A280       Special deposits                                                   -                    -                    -
    A290       Other current and accrued assets                        1,089,897.64                    -                    -
             -----------------------------------------------------------------------------------------------------------------
             Total Current Assets                                    128,667,678.37      (180,763,779.19)                   -
             -----------------------------------------------------------------------------------------------------------------
    A300       Non-utility property less accumulated depreciation      7,739,120.25                    -                    -
    A310       Nuclear decommissioning trust fund                                 -                    -                    -
    A350       Other Investments - other                                 145,597.05    (6,590,345,283.93)                   -
             -----------------------------------------------------------------------------------------------------------------
             Total Investments                                         7,884,717.30    (6,590,345,283.93)                   -
             -----------------------------------------------------------------------------------------------------------------
    A400       Unamortized debt expense                                           -                    -                    -
    A405       Regulatory study costs                                             -                    -                    -
    A410       Preliminary survey and investigation charges                       -                    -                    -
    A415       Clearing accounts                                                  -                    -                    -
    A420       Deferred charges                                        1,308,687.00       420,321,658.68        (3,698,705.82)
    A490       Regulatory asset - future federal income taxes                     -                    -                    -
             -----------------------------------------------------------------------------------------------------------------
             TOTAL ASSETS                                          $ 137,861,082.67  $ (6,350,787,404.44)     $ (3,698,705.82)
             =================================================================================================================

                                  LIABILITIES
                                  -----------
    L100     Common Equity
    L101       Common Stock Issued                                      $ 20,000.00    $ (588,765,255.00)                 $ -
    L110       Other Paid-in Capital, Premium on Common Stock        115,180,000.00    (1,423,084,681.71)                   -
    L115       Gain on Resale of Reacquired Capital Stock                         -                    -                    -
    L130       Capital Stock Expense - Common Stock                               -        31,755,003.79                    -
    L135       Capital Stock Expense - Preferred Stock                            -                    -                    -
    L140       Treasury Stock                                                     -                    -                    -
    L150       Retained Earnings                                     (48,045,865.45)   (4,192,075,891.07)       (3,698,705.82)
    L152       Accumulated other comprehensive income                             -         2,147,198.74                    -
             -----------------------------------------------------------------------------------------------------------------
               Total Common Equity                                    67,154,134.55    (6,170,023,625.25)       (3,698,705.82)
    L160     Preferred Stock                                                      -                    -                    -
             -----------------------------------------------------------------------------------------------------------------
               Total Capital Stock and Retained Earnings              67,154,134.55    (6,170,023,625.25)       (3,698,705.82)
             -----------------------------------------------------------------------------------------------------------------
    L170     Long-Term Debt                                                       -                    -                    -
    L190     Unamortized Premium (Discount)                                       -                    -                    -
             -----------------------------------------------------------------------------------------------------------------
               Total Long-Term Debt                                               -                    -                    -
             -----------------------------------------------------------------------------------------------------------------
             Total Capitalization                                     67,154,134.55    (6,170,023,625.25)       (3,698,705.82)
             -----------------------------------------------------------------------------------------------------------------
    L200     Noncurrent Liabilities
    L205       Obligations Under Capital Leases                           71,608.29                    -                    -
    L210       Accumulated Provision for Injuries & Damages                       -                    -                    -
    L211       Provision for Rate Refunds                                         -                    -                    -
    L212       Minority interest in consolidated subsidiaries                     -                    -                    -
    L215       Pension and Benefits Reserve                                       -                    -                    -
    L220       Uranium Decommissioning Fund                                       -                    -                    -
    L290       Other                                                              -                    -                    -
             -----------------------------------------------------------------------------------------------------------------
             Total Noncurrent Liabilities                                 71,608.29                    -                    -
             -----------------------------------------------------------------------------------------------------------------
    L300     Current Liabilities
    L301       Long-Term Debt Due Within One Year                                 -                    -                    -
    L302       Notes Payable                                                      -                    -                    -
    L315       Accounts Payable                                       66,936,255.13      (180,723,062.32)                   -
    L330       Customer Deposits                                                  -                    -                    -
    L340       Accrued Income Taxes                                   (2,201,958.41)                   -                    -
    L345       Other Accrued Taxes                                     3,816,350.56                    -                    -
    L350       Interest Accrued                                                   -           (40,716.87)                   -
    L355       Dividends Declared  (1)                                            -                    -                    -
    L360       Matured Long-Term Debt and Interest                                -                    -                    -
    L370       Miscellaneous Current and Accrued Liabilities           1,396,438.83                    -                    -
             -----------------------------------------------------------------------------------------------------------------
             Total Current Liabilities                                69,947,086.11      (180,763,779.19)                   -
             -----------------------------------------------------------------------------------------------------------------
    L405     Accumulated Deferred Federal Income Tax                     688,253.72                    -                    -
    L410     Deferred Tax Liability - Future Federal Income Taxes                 -                    -                    -
             -----------------------------------------------------------------------------------------------------------------
               Total Accumulated Deferred Federal Income Tax             688,253.72                    -                    -
    L420     Accumulated Deferred Investment Tax Credits                          -                    -                    -
    L425     Other Deferred Credits                                               -                    -                    -
------------------------------------------------------------------------------------------------------------------------------
             Total Future FIT & Other Deferred Credits                   688,253.72                    -                    -
------------------------------------------------------------------------------------------------------------------------------
             TOTAL LIABILITIES                                     $ 137,861,082.67  $ (6,350,787,404.44)     $ (3,698,705.82)
             =================================================================================================================



   LineNo                                                               Total
                                                                        -----
                                     ASSETS
    A100       Utility Plant                                     $ 16,516,008,023.29
    A150       Accumulated depreciation                            (5,234,700,805.04)
             ------------------------------------------------------------------------
                 Net utility plant                                 11,281,307,218.25
    A160       Construction Work in Progress                          504,470,406.30
    A170       Nuclear fuel assemblies less amortization              107,641,093.62
             ------------------------------------------------------------------------
             Net Utility Plant                                     11,893,418,718.17
             ------------------------------------------------------------------------
    A200       Cash                                                    67,712,353.24
    A210       Temporary cash investments                              27,115,155.53
    A220       Accounts receivable - customers                        944,058,533.79
    A230       Allowance for uncollectible accounts                   (33,714,275.66)
    A240       Accounts receivable - other                            151,760,566.58
    A250       Materials and supplies - fuel                           29,148,386.30
    A255       Materials and supplies - other                         131,362,107.19
    A260       Natural gas in storage                                  82,419,349.79
    A270       Prepayments - taxes                                    104,822,588.53
    A271       Prepayments - other                                    419,553,497.88
    A280       Special deposits                                        59,312,823.48
    A290       Other current and accrued assets                        76,205,451.25
             ------------------------------------------------------------------------
             Total Current Assets                                   2,059,756,537.90
             ------------------------------------------------------------------------
    A300       Non-utility property less accumulated depreciation      41,751,896.69
    A310       Nuclear decommissioning trust fund                     328,969,112.52
    A350       Other Investments - other                              197,119,511.44
             ------------------------------------------------------------------------
             Total Investments                                        567,840,520.65
             ------------------------------------------------------------------------
    A400       Unamortized debt expense                               141,666,907.99
    A405       Regulatory study costs                                   7,919,050.97
    A410       Preliminary survey and investigation charges               749,479.35
    A415       Clearing accounts                                                0.00
    A420       Deferred charges                                     1,419,367,018.90
    A490       Regulatory asset - future federal income taxes         676,527,058.00
             ------------------------------------------------------------------------
             TOTAL ASSETS                                        $ 16,767,245,291.93
             ========================================================================

                                  LIABILITIES
                                  -----------
    L100     Common Equity
    L101       Common Stock Issued                                   $ 23,548,809.40
    L110       Other Paid-in Capital, Premium on Common Stock       1,444,854,601.03
    L115       Gain on Resale of Reacquired Capital Stock              13,943,328.01
    L130       Capital Stock Expense - Common Stock                   (31,755,003.79)
    L135       Capital Stock Expense - Preferred Stock                 (4,061,659.62)
    L140       Treasury Stock                                      (1,012,919,324.73)
    L150       Retained Earnings                                    5,040,926,334.20
    L152       Accumulated other comprehensive income                  (2,147,198.74)
             ------------------------------------------------------------------------
               Total Common Equity                                  5,472,389,885.76
    L160     Preferred Stock                                          249,612,527.00
             ------------------------------------------------------------------------
               Total Capital Stock and Retained Earnings            5,722,002,412.76
             ------------------------------------------------------------------------
    L170     Long-Term Debt                                         5,444,459,798.89
    L190     Unamortized Premium (Discount)                           (29,050,636.99)
             ------------------------------------------------------------------------
               Total Long-Term Debt                                 5,415,409,161.90
             ------------------------------------------------------------------------
             Total Capitalization                                  11,137,411,574.66
             ------------------------------------------------------------------------
    L200     Noncurrent Liabilities
    L205       Obligations Under Capital Leases                        31,503,608.29
    L210       Accumulated Provision for Injuries & Damages           160,671,099.61
    L211       Provision for Rate Refunds                              14,350,516.16
    L212       Minority interest in consolidated subsidiaries           8,416,232.46
    L215       Pension and Benefits Reserve                           181,345,607.35
    L220       Uranium Decommissioning Fund                            14,822,219.20
    L290       Other                                                    2,867,743.73
             ------------------------------------------------------------------------
             Total Noncurrent Liabilities                             413,977,026.80
             ------------------------------------------------------------------------
    L300     Current Liabilities
    L301       Long-Term Debt Due Within One Year                     309,590,000.00
    L302       Notes Payable                                          255,042,287.80
    L315       Accounts Payable                                     1,020,401,750.96
    L330       Customer Deposits                                      202,887,657.18
    L340       Accrued Income Taxes                                    36,712,246.62
    L345       Other Accrued Taxes                                     27,631,357.29
    L350       Interest Accrued                                        85,276,359.86
    L355       Dividends Declared  (1)                                  3,390,296.29
    L360       Matured Long-Term Debt and Interest                        342,313.56
    L370       Miscellaneous Current and Accrued Liabilities          395,904,700.56
             ------------------------------------------------------------------------
             Total Current Liabilities                              2,337,178,970.12
             ------------------------------------------------------------------------
    L405     Accumulated Deferred Federal Income Tax                1,626,236,818.02
    L410     Deferred Tax Liability - Future Federal Income Taxes     676,527,058.00
             ------------------------------------------------------------------------
               Total Accumulated Deferred Federal Income Tax        2,302,763,876.02
    L420     Accumulated Deferred Investment Tax Credits              131,429,189.00
    L425     Other Deferred Credits                                   444,484,655.33
-------------------------------------------------------------------------------------
             Total Future FIT & Other Deferred Credits              2,878,677,720.35
-------------------------------------------------------------------------------------
             TOTAL LIABILITIES                                   $ 16,767,245,291.93
             ========================================================================





                       Orange and Rockland Utilities, Inc.
                           Consolidated Balance Sheet
                             As of December 31, 2000

                                                                              Rockland           Pike County
                                                     Orange & Rockland     Electric Company     Light and Power        Total
                                                     -----------------     ----------------     ---------------        -----
                    Assets
Utility Plant                                        $  882,939,995.21    $  166,705,890.33   $    8,700,490.37   $1,058,346,375.91
Accumulated Depreciation                               (304,004,321.99)      (59,942,050.13)      (2,485,239.27)    (366,431,611.39)
CWIP                                                     26,768,716.57         1,260,631.90           61,944.08       28,091,292.55
-----------------------------------------------------------------------------------------------------------------------------------
Net Utility Plant                                       605,704,389.79       108,024,472.10        6,277,195.18      720,006,057.07
-----------------------------------------------------------------------------------------------------------------------------------

Cash                                                      4,204,823.12           707,383.64           50,024.55        4,962,231.31
Temporary Investments                                       231,070.49         9,880,720.04          158,878.56       10,270,669.09
Accounts Receivable - Customers                          76,714,277.93         8,454,164.97          859,371.32       86,027,814.22
Allowance for Uncollectible Accounts - Customer          (3,475,000.00)         (275,000.00)         (95,000.00)      (3,845,000.00)
Other Accounts Receivable                                 7,630,820.01           762,468.35            2,733.03        8,396,021.39
Allowance for Uncollectible Accounts - Other               (653,416.56)         (165,000.00)                 --         (818,416.56)
Unbilled Revenues                                        21,514,105.65         7,057,398.97          453,052.26       29,024,556.88
Receivables from Associated Companies                    32,970,858.05         2,367,449.89           48,114.00       35,386,421.94
M & S Fuel                                                  693,142.35                   --                  --          693,142.35
Other M & S Stock                                         3,789,039.75           960,095.47           66,144.83        4,815,280.05
Gas in Storage                                           15,874,023.63                   --                  --       15,874,023.63
Prepaid Property Taxes                                       31,979.23            31,705.94            3,002.82           66,687.99
Other Prepaid Taxes                                      19,974,817.38         2,927,801.75          219,698.25       23,122,317.38
Other Prepayments                                           453,840.31           199,160.13            5,320.50          658,320.94
Special Deposits                                              1,000.00             6,000.00                  --            7,000.00
Other Current and Accrued Assets                         20,734,699.28                   --                  --       20,734,699.28
-----------------------------------------------------------------------------------------------------------------------------------
Total Current Assets                                    200,690,080.62        32,914,349.15        1,771,340.12      235,375,769.89
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Other Property and Investments                          133,875,521.39             5,726.84           21,973.69      133,903,221.92
-----------------------------------------------------------------------------------------------------------------------------------

Deferred Fuel Costs                                      26,533,632.14        38,017,277.58           97,745.81       64,648,655.53
Unamortized Debt Expense                                  8,314,447.07         1,230,925.38          239,878.68        9,785,251.13
Miscellaneous Work in Progress                            2,583,233.22           217,910.28            4,925.36        2,806,068.86
Preliminary Survey                                          564,927.84                   --           12,080.40          577,008.24
Recoverable Income Tax                                   26,691,179.00         6,435,516.00          532,363.00       33,659,058.00
Extraordinary Property Loss                                         --         1,738,253.97                  --        1,738,253.97
Deferred Revenue Taxes                                    3,360,811.36         3,972,172.13            4,034.82        7,337,018.31
Deferred Pension and OPEB                                27,873,774.66        13,699,009.31          318,028.44       41,890,812.41
R & D Investment                                         (1,005,091.11)          109,392.50                  --         (895,698.61)
Other Regulatory Assets                                  50,991,151.58         9,027,832.44          155,579.91       60,174,563.93
Other Deferred Debits                                       463,296.33                   --                  --          463,296.33
-----------------------------------------------------------------------------------------------------------------------------------
Deferred Debits                                         146,371,362.09        74,448,289.59        1,364,636.42      222,184,288.10
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Total Assets                                         $1,086,641,353.89    $  215,392,837.68   $    9,435,145.41   $1,311,469,336.98
===================================================================================================================================

                                                                              Consolidated
                                                          Eliminations     Orange & Rockland
                                                          ------------     -----------------
                    Assets
Utility Plant                                        $              --     $1,058,346,375.91
Accumulated Depreciation                                            --       (366,431,611.39)
CWIP                                                                --         28,091,292.55
--------------------------------------------------------------------------------------------
Net Utility Plant                                                   --        720,006,057.07
--------------------------------------------------------------------------------------------

Cash                                                                --          4,962,231.31
Temporary Investments                                    (6,750,000.01)         3,520,669.08
Accounts Receivable - Customers                                     --         86,027,814.22
Allowance for Uncollectible Accounts - Customer                     --         (3,845,000.00)
Other Accounts Receivable                                   (26,400.91)         8,369,620.48
Allowance for Uncollectible Accounts - Other                        --           (818,416.56)
Unbilled Revenues                                                   --         29,024,556.88
Receivables from Associated Companies                   (17,905,430.33)        17,480,991.61
M & S Fuel                                                          --            693,142.35
Other M & S Stock                                                   --          4,815,280.05
Gas in Storage                                                      --         15,874,023.63
Prepaid Property Taxes                                              --             66,687.99
Other Prepaid Taxes                                                 --         23,122,317.38
Other Prepayments                                                   --            658,320.94
Special Deposits                                                    --              7,000.00
Other Current and Accrued Assets                                    --         20,734,699.28
--------------------------------------------------------------------------------------------
Total Current Assets                                    (24,681,831.25)       210,693,938.64
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
Other Property and Investments                         (130,648,720.05)         3,254,501.87
--------------------------------------------------------------------------------------------

Deferred Fuel Costs                                                 --         64,648,655.53
Unamortized Debt Expense                                            --          9,785,251.13
Miscellaneous Work in Progress                                      --          2,806,068.86
Preliminary Survey                                                  --            577,008.24
Recoverable Income Tax                                              --         33,659,058.00
Extraordinary Property Loss                                         --          1,738,253.97
Deferred Revenue Taxes                                              --          7,337,018.31
Deferred Pension and OPEB                                           --         41,890,812.41
R & D Investment                                                    --           (895,698.61)
Other Regulatory Assets                                             --         60,174,563.93
Other Deferred Debits                                               --            463,296.33
--------------------------------------------------------------------------------------------
Deferred Debits                                                     --        222,184,288.10
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
Total Assets                                         $ (155,330,551.30)    $1,156,138,785.68
============================================================================================

                       Orange and Rockland Utilities, Inc.
                           Consolidated Balance Sheet
                             As of December 31, 2000

                                                                             Rockland             Pike County
         Capitalization & Liabilities               Orange & Rockland     Electric Company       Light and Power         Total
         -----------------------------              -----------------     ----------------       ---------------         -----
Common Equity
    Common Stock                                    $       32,550.00    $   11,200,000.00     $      137,000.00  $   11,369,550.00
    Premium on Stock                                   194,498,786.94                 2.87                    --     194,498,789.81
    Capital Stock Expense                                          --                   --                    --                 --
    Retained Earnings                                  155,900,796.78       100,291,786.43          2,701,747.47     258,894,330.68
    Other Comprehensive Income                          (1,473,959.94)                  --                    --      (1,473,959.94)
-----------------------------------------------------------------------------------------------------------------------------------
       Total Common Equity                             348,958,173.78       111,491,789.30          2,838,747.47     463,288,710.55

Preferred Stock                                                    --                   --                    --                 --
-----------------------------------------------------------------------------------------------------------------------------------
     Total Capital Stock and Retained Earnings         348,958,173.78       111,491,789.30          2,838,747.47     463,288,710.55
-----------------------------------------------------------------------------------------------------------------------------------

Long-Term Debt                                                     --        20,000,000.00          3,200,000.00      23,200,000.00
Other Long-Term Debt                                   314,001,841.89             2,956.00                    --     314,004,797.89
Unamortized Premium (Discount)                          (1,527,311.43)          (21,291.51)                   --      (1,548,602.94)
-----------------------------------------------------------------------------------------------------------------------------------
      Total Long-Term Debt                             312,474,530.46        19,981,664.49          3,200,000.00     335,656,194.95
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
      Total Capitalization                             661,432,704.24       131,473,453.79          6,038,747.47     798,944,905.50
-----------------------------------------------------------------------------------------------------------------------------------

Noncurrent Liabilities
      Provision for Injuries and Damages                11,953,955.52           670,000.00                    --      12,623,955.52
      Provision for Rate Refunds                        10,853,987.38         3,347,610.72            148,918.06      14,350,516.16
-----------------------------------------------------------------------------------------------------------------------------------
Total Noncurrent Liabilities                           170,554,090.64        34,892,188.04            945,947.38     206,392,226.06
-----------------------------------------------------------------------------------------------------------------------------------

Current Liabilities
    Accounts Payable                                    57,440,259.05         1,182,406.83             41,383.82      58,664,049.70
    Accounts Payable From Associated Companies          29,120,444.75        14,687,802.44            773,366.46      44,581,613.65
    Notes Payable                                       47,570,000.01                   --                    --      47,570,000.01
    Customer Deposits                                    5,505,777.98         1,369,038.79            250,910.35       7,125,727.12
    Accrued FIT                                            239,540.69            53,407.44              2,145.81         295,093.94
    Other Accrued Taxes                                  2,946,123.73         1,613,192.35              8,260.79       4,567,576.87
    Interest Accrued                                     5,341,858.86         1,680,145.18             65,050.34       7,087,054.38
    Refundable Fuel and Gas Costs                       11,733,849.23         9,220,323.53            192,100.38      21,146,273.14
    Other Current Liabilities                           38,902,100.32           560,441.02                    --      39,462,541.34
-----------------------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                              198,799,954.62        30,366,757.58          1,333,217.95     230,499,930.15
-----------------------------------------------------------------------------------------------------------------------------------

Accumulated Deferred FIT                                64,932,462.18        21,506,549.96            399,382.00      86,838,394.14
Deferred Tax Liabilities-Future FIT                     26,691,179.00         6,435,516.00            532,363.00      33,659,058.00
Deferred ITC                                             5,087,992.00         1,755,213.00             53,984.00       6,897,189.00
Regulatory Liabilities                                  29,200,921.22         6,384,661.07            557,083.92      36,142,666.21
Other Deferred Credits                                  15,219,095.31            24,592.26             47,393.38      15,291,080.95
-----------------------------------------------------------------------------------------------------------------------------------
Total Future FIT & Other Deferred Credits              141,131,649.71        36,106,532.29          1,590,206.30     178,828,388.30
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Total Liabilities                                      339,931,604.33        66,473,289.87          2,923,424.25     409,328,318.45
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Total Capitalization & Liabilities                  $1,086,641,353.89    $  215,392,837.68     $    9,435,145.41  $1,311,469,336.98
===================================================================================================================================

                                                                            Consolidated
                                                          Eliminations    Orange & Rockland
                                                          ------------    -----------------
Common Equity
    Common Stock                                    $  (11,364,550.00)    $        5,000.00
    Premium on Stock                                               --        194,498,789.81
    Capital Stock Expense                                          --                    --
    Retained Earnings                                 (119,284,170.05)       139,610,160.63
    Other Comprehensive Income                                     --         (1,473,959.94)
-------------------------------------------------------------------------------------------
       Total Common Equity                            (130,648,720.05)       332,639,990.50

Preferred Stock                                                    --                    --
-------------------------------------------------------------------------------------------
     Total Capital Stock and Retained Earnings        (130,648,720.05)       332,639,990.50
-------------------------------------------------------------------------------------------

Long-Term Debt                                                     --         23,200,000.00
Other Long-Term Debt                                               --        314,004,797.89
Unamortized Premium (Discount)                                     --         (1,548,602.94)
-------------------------------------------------------------------------------------------
      Total Long-Term Debt                                         --        335,656,194.95
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
      Total Capitalization                            (130,648,720.05)       668,296,185.45
-------------------------------------------------------------------------------------------

Noncurrent Liabilities
      Provision for Injuries and Damages                           --         12,623,955.52
      Provision for Rate Refunds                                   --         14,350,516.16
-------------------------------------------------------------------------------------------
Total Noncurrent Liabilities                                       --        206,392,226.06
-------------------------------------------------------------------------------------------

Current Liabilities
    Accounts Payable                                               --         58,664,049.70
    Accounts Payable From Associated Companies         (17,931,831.24)        26,649,782.41
    Notes Payable                                       (6,750,000.01)        40,820,000.00
    Customer Deposits                                              --          7,125,727.12
    Accrued FIT                                                    --            295,093.94
    Other Accrued Taxes                                            --          4,567,576.87
    Interest Accrued                                               --          7,087,054.38
    Refundable Fuel and Gas Costs                                  --         21,146,273.14
    Other Current Liabilities                                      --         39,462,541.34
-------------------------------------------------------------------------------------------
Total Current Liabilities                              (24,681,831.25)       205,818,098.90
-------------------------------------------------------------------------------------------

Accumulated Deferred FIT                                           --         86,838,394.14
Deferred Tax Liabilities-Future FIT                                --         33,659,058.00
Deferred ITC                                                       --          6,897,189.00
Regulatory Liabilities                                             --         36,142,666.21
Other Deferred Credits                                             --         15,291,080.95
-------------------------------------------------------------------------------------------
Total Future FIT & Other Deferred Credits                          --        178,828,388.30
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
Total Liabilities                                      (24,681,831.25)       384,646,487.20
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
Total Capitalization & Liabilities                   $(155,330,551.30)    $1,156,138,785.68
===========================================================================================

                       Orange and Rockland Utilities, Inc.
                          Consolidated Income Statement
                             As of December 31, 2000

                                                                                  Rockland             Pike County
                                                       Orange & Rockland      Electric Company       Light and Power
                                                       -----------------      ----------------       ---------------
Operating Revenues
     Electric Operating Revenues                         $484,398,406.66      $ 133,136,115.92       $  5,693,293.32
     Gas Operating Revenues                               183,301,005.21                    --            879,550.11
     Diversified Revenues                                   4,263,928.48            178,100.82                    --
--------------------------------------------------------------------------------------------------------------------
          Total - Operating Revenues                      671,963,340.35        133,314,216.74          6,572,843.43
--------------------------------------------------------------------------------------------------------------------

Operating and Maintenance Expenses
     Fuel                                                      39,123.20                    --                    --
     Purchased Power                                      298,043,967.42         77,105,023.16          4,678,438.07
     Gas Purchases                                        115,319,191.22                    --            716,430.13
     Purchases from Con Ed                                  1,825,371.12                    --                    --
     Other Production Expenses                              1,806,999.61                    --                    --
     Other Power Supply Expenses                            4,866,229.67            974,249.47             60,929.44
     Other Gas Supply Expenses                                255,547.38                    --                    --
     Transmission Expenses                                  5,367,366.17            963,626.28                    --
     Distribution Expenses                                 17,416,695.69          3,224,559.66            335,298.83
     Customer Accounts Expenses                            18,808,965.65          3,614,675.78            339,616.64
     Customer Service Expenses                              5,119,645.37          3,379,430.59             12,570.33
     Sales Promotion Expenses                                   8,763.98                713.30                 40.99
     Administrative and General Expenses                   41,944,873.01         11,816,366.05            733,286.94
     Maintenance                                           22,973,776.72          4,055,792.41            146,944.94
     Miscellaneous Amortizations                                      --            267,413.04                    --
--------------------------------------------------------------------------------------------------------------------
          Total - Operating and Maintenance Expenses      533,796,516.21        105,401,849.74          7,023,556.31
--------------------------------------------------------------------------------------------------------------------

Other Operating Expenses
      Depreciation                                         22,125,697.53          4,493,250.48            243,513.15
      Taxes Other than Income                              47,717,892.09          7,497,771.70            346,644.40
      Current FIT                                          17,606,780.00         (1,863,013.00)          (139,300.00)
      State Income Taxes                                    4,001,961.45          2,116,736.68            (79,711.83)
      Deferred FIT                                         (4,056,457.82)         5,597,229.00           (262,303.00)
      Investment Tax Credit                                           --           (119,622.00)            (3,712.00)
--------------------------------------------------------------------------------------------------------------------
          Other Operating Expenses                         87,395,873.25         17,722,352.86            105,130.72
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
          Total - Operating Expenses                      621,192,389.46        123,124,202.60          7,128,687.03
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
          Operating Income                                 50,770,950.89         10,190,014.14           (555,843.60)
--------------------------------------------------------------------------------------------------------------------

Other Income and Deductions
     Equity In Earnings of Subsidiaries                    12,318,857.30                    --                    --
     Investment Income                                      1,949,476.96          4,036,213.63             40,002.53
     AFDC - Other                                             209,386.84              2,294.21                665.88
     Other Income                                           1,371,927.20            430,467.18             18,457.24
      Income Deductions                                      (604,504.38)          (149,277.86)            (7,586.92)
      Taxes Other Than Income - Non-Operating                (110,079.09)          (191,789.94)            (1,290.61)
      Non-Operating FIT                                      (759,651.00)        (1,374,547.00)           (15,600.00)
      Non-Operating Deferred FIT                                      --             (9,711.00)                   --
      Non-Operating Investment Tax Credit                     330,822.00                    --                    --
--------------------------------------------------------------------------------------------------------------------
           Other Income and Deductions                     14,706,235.83          2,743,649.22             34,648.12
--------------------------------------------------------------------------------------------------------------------

Interest Charges
     Interest on Long Term Debt                            20,395,121.80          2,290,310.57            247,543.28
     Other Interest                                         3,811,836.37            341,213.25             (2,113.24)
     Allowance for Borrowed Funds                            (522,547.20)            (1,856.35)            (1,666.30)
--------------------------------------------------------------------------------------------------------------------
            Net Interest Charges                           23,684,410.97          2,629,667.47            243,763.74
--------------------------------------------------------------------------------------------------------------------

Net Income                                                 41,792,775.75         10,303,995.89           (764,959.22)
Dividends To Parent                                       (37,000,000.00)        (8,950,000.00)                   --
--------------------------------------------------------------------------------------------------------------------
Net Change In Retained Earnings                          $  4,792,775.75      $   1,353,995.89       $   (764,959.22)
====================================================================================================================

                                                                                  Consolidated
                                                              Total               Eliminations      Orange & Rockland
                                                              -----               ------------      -----------------
Operating Revenues
     Electric Operating Revenues                         $623,227,815.90      $(110,212,280.88)      $513,015,535.02
     Gas Operating Revenues                               184,180,555.32           (744,848.72)       183,435,706.60
     Diversified Revenues                                   4,442,029.30                    --          4,442,029.30
--------------------------------------------------------------------------------------------------------------------
          Total - Operating Revenues                      811,850,400.52       (110,957,129.60)       700,893,270.92
--------------------------------------------------------------------------------------------------------------------

Operating and Maintenance Expenses
     Fuel                                                      39,123.20                    --             39,123.20
     Purchased Power                                      379,827,428.65       (107,283,402.87)       272,544,025.78
     Gas Purchases                                        116,035,621.35           (710,816.73)       115,324,804.62
     Purchases from Con Ed                                  1,825,371.12                    --          1,825,371.12
     Other Production Expenses                              1,806,999.61                    --          1,806,999.61
     Other Power Supply Expenses                            5,901,408.58                    --          5,901,408.58
     Other Gas Supply Expenses                                255,547.38                    --            255,547.38
     Transmission Expenses                                  6,330,992.45           (164,400.00)         6,166,592.45
     Distribution Expenses                                 20,976,554.18         (1,385,354.00)        19,591,200.18
     Customer Accounts Expenses                            22,763,258.07                    --         22,763,258.07
     Customer Service Expenses                              8,511,646.29                    --          8,511,646.29
     Sales Promotion Expenses                                   9,518.27                    --              9,518.27
     Administrative and General Expenses                   54,494,526.00         (1,413,156.00)        53,081,370.00
     Maintenance                                           27,176,514.07                    --         27,176,514.07
     Miscellaneous Amortizations                              267,413.04                    --            267,413.04
--------------------------------------------------------------------------------------------------------------------
          Total - Operating and Maintenance Expenses      646,221,922.26       (110,957,129.60)       535,264,792.66
--------------------------------------------------------------------------------------------------------------------

Other Operating Expenses
      Depreciation                                         26,862,461.16                    --         26,862,461.16
      Taxes Other than Income                              55,562,308.19                    --         55,562,308.19
      Current FIT                                          15,604,467.00                    --         15,604,467.00
      State Income Taxes                                    6,038,986.30                    --          6,038,986.30
      Deferred FIT                                          1,278,468.18                    --          1,278,468.18
      Investment Tax Credit                                  (123,334.00)                   --           (123,334.00)
--------------------------------------------------------------------------------------------------------------------
          Other Operating Expenses                        105,223,356.83                    --        105,223,356.83
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
          Total - Operating Expenses                      751,445,279.09       (110,957,129.60)       640,488,149.49
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
          Operating Income                                 60,405,121.43                    --         60,405,121.43
--------------------------------------------------------------------------------------------------------------------

Other Income and Deductions
     Equity In Earnings of Subsidiaries                    12,318,857.30        (12,318,857.30)                   --
     Investment Income                                      6,025,693.12         (2,246,998.43)         3,778,694.69
     AFDC - Other                                             212,346.93                    --            212,346.93
     Other Income                                           1,820,851.62                    --          1,820,851.62
      Income Deductions                                      (761,369.16)                   --           (761,369.16)
      Taxes Other Than Income - Non-Operating                (303,159.64)                   --           (303,159.64)
      Non-Operating FIT                                    (2,149,798.00)                   --         (2,149,798.00)
      Non-Operating Deferred FIT                               (9,711.00)                   --             (9,711.00)
      Non-Operating Investment Tax Credit                     330,822.00                    --            330,822.00
--------------------------------------------------------------------------------------------------------------------
           Other Income and Deductions                     17,484,533.17        (14,565,855.73)         2,918,677.44
--------------------------------------------------------------------------------------------------------------------

Interest Charges
     Interest on Long Term Debt                            22,932,975.65                    --         22,932,975.65
     Other Interest                                         4,150,936.38         (2,246,998.43)         1,903,937.95
     Allowance for Borrowed Funds                            (526,069.85)                   --           (526,069.85)
--------------------------------------------------------------------------------------------------------------------
            Net Interest Charges                           26,557,842.18         (2,246,998.43)        24,310,843.75
--------------------------------------------------------------------------------------------------------------------

Net Income                                                 51,388,284.35        (12,318,857.30)        39,069,427.05
Dividends To Parent                                       (45,950,000.00)         8,950,000.00        (37,000,000.00)
--------------------------------------------------------------------------------------------------------------------
Net Change In Retained Earnings                          $  5,381,812.42      $  (3,368,857.30)      $  2,069,427.05
====================================================================================================================

                                                               Exhibit B

                               ORGANIZATION CHART

REFERENCE IS MADE TO ITEMS 1 AND 4 OF THIS FORM U-3A-2 FOR A DESCRIPTION  OF THE
COMPANIES  IN  CLAIMANT'S  HOLDING  COMPANY  SYSTEM,   INCLUDING   INTERESTS  IN
SUBSIDIARIES.

                                    CLAIMANT


 /                    /                                 /              /                           /          /          /
A. Con Edison         B. O&R                            C. CES        D. CEDI                      E. CEEI    F. CECI  G. Merger
   /                  /                                   /             /                                     /            Subs
  A.1 - DIDCO         B.1 - RECO                         C.1 - IMD     D.1 - CEDG                             F.1. NEON
  A.2 - DCK              B.1.a - SRH                     C.2 - RSLI      D.1.a - EPCA
  A.3 - Honeoye            B.1.a.(i) - NHI                               D.1.a.(i) - GENOR (FUCO)
  A.4 - SHL                  B.1.a(i)(A) - NORSTAR                     D.2 - CEL
                             B.1.a(i)(B) - Millbrook                   D.3 - CELLC
                         B.1.b. - Enserve                              D.4 - CEDA
                      B.2. - Pike                                        D.4.a. - CDA
                      B.3. - Clove                                       D.4.a.(i) - ACLP
                      B.4. -  ORDEVCO                                  D.5 - CAI
                      B.5. -  ORED                                     D.6 - CED/SCS
                                                                          D.6.a - NELLC (EWG)
                                                                       D.7. -CED Holding
                                                                         D.7.a. - CED Management
                                                                         D.7.b. - CED Operating
                                                                         D.7.c. - CEDL
                                                                         D.7.d. - Lakewood (EWG)
                                                                       D.8. - OP
                                                                       D.9. - CEEMI (EWG)
                                                                       D.10. - CED/GTM
                                                                          D.10.a - GTM Energy
                                                                       D.11. - CEDST
                                                                          D.11.a - CED42
                                                                       D.12 - CEDRS
                                                                       D.13 - CEDGAF
                                                                       D.14 - CEES

